Renavotio, Inc.

601 South Boulder

Suite 600

Tulsa, Oklahoma 74119

(260) 490-9990

July 7, 2021

Securities and Exchange Commission

100 F Street, N. W.

Washington, D.C. 20549

Re:	Renavotio, Inc.
Registration Statement on Form S-1, Registration No. 333-249202

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Renavotio, Inc. (the “Registrant” ) filed a Form RW on June 29, 2021 (the “Form RW”) in connection with the above-referenced Registration Statement on Form S-1. The Registrant hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Form RW as of the date hereof or at the earliest practical date hereafter.

Please contact our legal counsel, Frederick M. Lehrer, Esquire of Frederick M. Lehrer, P. A. at (561) 706-7646 or flehrer@securitiesattorney1.com with any questions regarding this matter.

/s/ William Robinson

William Robinson

Chief Executive Officer